Exhibit 3
PARKWAY PROPERTIES, INC.

Articles Supplementary

Additional Shares of Series D Preferred Stock

May 16, 2011

PARKWAY PROPERTIES, INC., a Maryland corporation, having its principal office in Baltimore City, Maryland (the “Corporation”), hereby certifies to the Maryland State Department of Assessments and Taxation that:

FIRST:  Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article V, Section 3 of the Charter of the Corporation, the Board of Directors has duly reclassified and designated 1,046,400 shares of the Common Stock, par value $.001 per share, of the Corporation (“Common Stock”) as additional shares (“Additional Shares”) of Series D Cumulative Redeemable Preferred Stock, par value $.001 per share, of the Corporation (“Series D Preferred Stock”) with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption as set forth in the Charter.  Dividends on the Additional Shares of Series D Preferred Stock shall begin to accrue and be fully cumulative from the date of original issue and the first dividend, which will be due on July 15, 2011, will be for less than a full quarter.  Such first dividend and any dividend distribution payable on Series D Preferred Stock for any partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months.  Distributions will be payable to holders of record as they appear in the records of the Corporation at the close of business on the last business day of March, June, September and December, respectively, or on such date designated by the Board of Directors of the Corporation for the payment of distributions that is not more than 30 nor less than 10 days prior to such distribution payment date.

SECOND:  The reclassification increases the number of shares classified as Series D Preferred Stock from 4,374,896 shares immediately prior to the reclassification to 5,421,296 shares immediately after the reclassification.  The reclassification decreases the number of shares classified as Common Stock from 65,625,104 shares immediately prior to the reclassification to 64,578,704 shares immediately after the reclassification.

THIRD:  The shares of Common Stock have been reclassified and designated by the Board of Directors as Additional Shares of Series D Preferred Stock under the authority contained in the Charter.

FOURTH:  These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

        IN WITNESS WHEREOF, PARKWAY PROPERTIES, INC. has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this 16th day of May 2011.

ATTEST:                                                                                      PARKWAY PROPERTIES, INC.

/s/ Mandy M. Pope                                                                                 By: /s/ Steven G. Rogers
Mandy M. Pope, Secretary                                                                                                    Steven G. Rogers, Chief Executive Officer

THE UNDERSIGNED, Chief Executive Officer of PARKWAY PROPERTIES, INC., acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

                  By: /s/ Steven G. Rogers
                              Steven G. Rogers